

January 6, 2011

Mr. Bradley J. Holiday
 Chief Financial Officer
CALLAWAY GOLF COMPANY
2180 Rutherford Road
Carlsbad, California 92008

>   **Re: Callaway Golf Company**
>   **Form 10-K for fiscal year ended December 31, 2009**
>   **File No. 1-10962**
>
>   **and**
>
>   **Definitive 14A**
>   **Filed April 1, 2010**
>   **File No. 1-10962**

Dear Mr. Holiday:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,
>
>
>   David R. Humphrey
>   Branch Chief